Exhibit 99.1

Pembina Pipeline Corporation's Jordan Cove LNG Project Receives Federal Approval

CALGARY, March 19, 2020 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") is pleased to announce receipt of a certificate of approval from the U.S. Federal Energy Regulatory Commission ("FERC") for Pembina's proposed Jordan Cove liquified natural gas ("LNG") terminal and Pacific Connector Gas Pipeline (together known as "Jordan Cove" or "the Project"). Jordan Cove is the first ever U.S. West Coast natural gas export facility to be approved by FERC. This federal approval is a significant milestone for the Project and for Pembina.

Pembina acquired Jordan Cove in late 2017 and has since been working toward obtaining extensive local, state and federal regulatory approvals. The Project includes a 229-mile pipeline, that would traverse four counties in Southern Oregon, and an LNG export terminal in Coos Bay, Oregon. Natural gas for Jordan Cove would be sourced at the Malin Hub, creating a new outlet for natural gas from areas such as the Rockies Basin. The Project represents a significant opportunity to bring tremendous economic benefits to the State of Oregon and Western Colorado and make a substantial contribution to addressing global climate change by replacing coal in Asia.

The bi-partisan FERC is currently comprised of three appointed Commissioners and serves as the federal agency responsible for reviewing proposals to build interstate natural gas pipelines, natural gas storage projects, and LNG terminals. The FERC's approval of the Project is the result of comprehensive environmental, safety and security reviews involving input from both federal and state agencies, Tribes, landowners and many other stakeholders.

Today's affirmative decision from the FERC represents the most significant step forward for Jordan Cove since Pembina acquired the Project. "We appreciate FERC's science-based approach to their review. The approval emphasizes yet again that Jordan Cove is environmentally responsible and is a project that should be permitted given a prudent regulatory and legal process was undertaken," said Harry Andersen, Pembina's Senior Vice President and Chief Legal Officer.  "The FERC's decision is due in no small part to our many supporters who have turned out time and time again to voice their support for Jordan Cove and to show that the Project is in the public interest, including in Southern Oregon and the Rockies Basin," added Mr. Andersen.

This decision is one of many significant steps forward for Jordan Cove in recent months. In addition to this federal approval, Jordan Cove recently received approval on all 14 local jurisdiction county and city applications and permits. Also, the Company has signed voluntary easement agreements that constitute 77 percent of the privately-owned portion of the proposed pipeline route, which will allow the pipeline to cross beneath these properties.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for 65 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities; an oil and natural gas liquids infrastructure and logistics business; is growing an export terminals business; and is currently developing a petrochemical facility to convert propane into polypropylene. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canadian Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets;

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and fair work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements") within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "intend", "will", "shall", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to the potential economic and climate change benefits of the Project. These forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, including: prevailing commodity prices, margins and exchange rates, that Pembina's businesses will continue to achieve sustainable financial results and that future results of operations will be consistent with past performance and management expectations in relation thereto, the availability and sources of capital, operating costs, ongoing utilization and future expansions, the ability to reach required commercial agreements, and the ability to obtain required regulatory approvals. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties, including, but not limited to: non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; regulatory environment and inability to obtain required regulatory approvals; tax laws and treatment; fluctuations in operating results; the ability of Pembina to raise sufficient capital to complete future projects and satisfy future commitments; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2019, which can be found at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov and available on Pembina's website at www.pembina.com.

Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Such forward-looking statements are expressly qualified by the above statements. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws.

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SOURCE Pembina Pipeline Corporation

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%CIK: 0001546066

For further information: For media inquiries, please contact 403-691-7601 or media@pembina.com; Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 14:53e 19-MAR-20